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                                                                     EXHIBIT 4.2

                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                           WESTERN DIGITAL CORPORATION

         Western Digital Corporation, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

         1.       The name of the Corporation is Western Digital Corporation.

         2. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by striking out Article IV thereof in its entirety and by substituting in lieu of said Article the following new Article:

                                  "ARTICLE IV

                            AUTHORIZED CAPITAL STOCK

                  This corporation shall be authorized to issue two classes of shares of stock to be designated, respectively, "Preferred Stock" and "Common Stock"; the total number of shares which this corporation shall have authority to issue is Four Hundred Fifty-Five Million (455,000,000); the total number of shares of Preferred Stock shall be Five Million (5,000,000) and each such share shall have a par value of one cent ($0.01); and the total number of shares of Common Stock shall be Four Hundred Fifty Million (450,000,000) and each such share shall have a par value of one cent ($0.01).

                  The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby vested with authority to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation the dividend rate, conversion rights, redemption price and liquidation preference, of any series of shares of Preferred Stock, and to fix the number of shares constituting any such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series."

         3. Pursuant to resolutions adopted at a meeting of the Board of Directors of the Corporation approving the proposed amendment to the Certificate of Incorporation of the
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Corporation, declaring the amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof, the annual meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

         4. The amendment of the Amended and Restated Certificate of Incorporation of the Corporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its authorized officer on the 7th day of January, 2002.

                                        WESTERN DIGITAL CORPORATION,
                                        a Delaware corporation

                                        /s/ Michael A. Cornelius
                                        ----------------------------------------
                                        Michael A. Cornelius
                                        Vice President, Law and Administration
                                        and Secretary


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